UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2020

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☐      Form 40-F    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 5, 2020	By:	/s/ KEVIN PRICE
Name: Kevin Price
Title: General Counsel & Corporate Secretary

EXECUTION

TO:	METHANEX CORPORATION	SEPTEMBER 29, 2020

2020 CONSENT #2

WHEREAS, inter alia, Methanex Corporation as borrower (the “Borrower”), Royal Bank of Canada as agent bank, and the lenders (the “Lenders”) signatory thereto are party to an amended and restated credit agreement dated for reference July 25, 2019 (the “2019 ARCA”), as amended by a first amendment to the amended and restated credit agreement dated for reference June 3, 2020 (as so amended, the “ARCA”);

AND WHEREAS, concurrently with the execution and delivery of the said amending agreement, the parties hereto entered into a consent and waiver entitled “2020 Consent & Waiver” (the “2020 Consent & Waiver”) in respect of possible Defaults and Events of Default caused by breaches of the covenants in sections 9.2(c) of the 2019 ARCA;

AND WHEREAS the Borrower has requested that the Lenders provide a consent to an amendment of certain Compliance Terms (as defined below);

AND WHEREAS the Lenders are prepared to agree to such amendment, subject to satisfaction of the Conditions Precedent (as defined below) and continued compliance by the Borrower with the Compliance Terms;

NOW THEREFORE, in consideration of continued compliance by the Borrower with the Compliance Terms (as amended by this consent) and subject to the satisfaction of the Conditions Precedent, the Lenders do hereby consent to an amendment of certain Compliance Terms (as defined below).

The terms and conditions upon which the foregoing consent (the “Consent”) is provided are as follows:

ARTICLE 1

INTERPRETATION

Section 1.1	Defined Terms.

Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the ARCA.

Methanex 2020 Consent #2

As used in this consent, the following terms shall have the following meanings:

(1)	“Closing Date” means September 29, 2020 or such later date as agreed by the Agent Bank and the Borrower.

(2)	“Compliance Terms” has the meaning set forth in Article 3 of the 2020 Consent & Waiver.

(3)	“Conditions Precedent” means the conditions precedent set forth in Article 2.

Section 1.2	Interpretation, etc.

This consent shall be interpreted in accordance with Article 1 and sections 12.3, 12.9, 12.15 and 12.18 of the ARCA.

ARTICLE 2

CONDITIONS PRECEDENT

Section 2.1	Conditions Precedent.

The Consent shall become effective if, on the Closing Date, the following conditions have been fulfilled to the satisfaction of, or waived by, the Lenders executing this consent:

(a)

Documents. This consent shall have been executed and delivered by the Majority Lenders and the Borrower shall have executed the acknowledgement on the execution pages hereof and delivered same to the Agent Bank; and

(b)

Fees. The Borrower shall have paid to the Agent Bank (for the account of the Lenders executing below) the amendment fees in the amount of US$             per consenting Lender, or arrangements for such payment satisfactory to the Agent Bank shall have been made.

Section 2.2	Conditions Solely for the Benefit of the Lenders.

All conditions set forth in section 2.1 are solely for the benefit of the Lenders, and no other person shall have standing to require satisfaction of any condition and no other person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Lenders at any time the Lenders deem it advisable to do so in their sole discretion.

- 2 -	Methanex 2020 Consent #2

ARTICLE 3

AMENDMENT TO COMPLIANCE TERMS

Section 3.1	2020 Waiver Period.

Section 1.1(6)(a) of the 2020 Consent & Waiver (definition of 2020 Waiver Period) shall be amended by changing “September 30, 2021” to read “December 31, 2021”.

Section 3.2	Financial Covenants.

The Compliance Term comprised in Section 3.2 of the 2020 Consent & Waiver shall be amended, in its entirety, to require that the Borrower and its Restricted Subsidiaries, on a consolidated basis in accordance with GAAP, shall maintain the following ratios:

(a)	during the period commencing on the first day of the 2020 Waiver Period and ending on June 30, 2023, a Funded Debt Ratio of not more than 60%; and

(b)

during the 2020 Waiver Period, an Interest Coverage Ratio of not less 2.00:1 as at the end of any Financial Quarter; provided that, during the 2020 Waiver Period, in respect of each period of four Financial Quarters ending on a Financial Quarter indicated in the left-hand column below, either (as indicated below) (i) the Interest Coverage Ratio for the four Financial Quarters ending in such Financial Quarter shall not be less than the figure set forth opposite such Financial Quarter, or (ii) the EBITDA for the four Financial Quarters ending in such Financial Quarter shall not be less than the figure set forth opposite such Financial Quarter:

2020 Waiver Period four Financial Quarters ending	Minimum Interest Coverage Ratio	Minimum EBITDA (USD)
Q1/2020	2.00x	not applicable
Q2/2020	1.50x	not applicable
Q3/2020	not applicable	$70 million *
Q4/2020	not applicable	$25 million *
Q1/2021	not applicable	$30 million *
Q2/2021	not applicable	$70 million *
Q3/2021	1.00x	not applicable*
Q4/2021	1.25x	not applicable*

- 3 -	Methanex 2020 Consent #2

*

; provided that the Borrower may waive the minimum Interest Coverage Ratio provision or the minimum EBITDA provision for any two of the following six quarters—from and including Q3/2020 to and including Q4/2021.

Section 3.3	Nature of Compliance Terms.

Compliance with the Compliance Terms is a condition on which both the 2020 Consent & Waiver and the Consent are provided and the Compliance Terms are not amendments to the 2019 ARCA or the ARCA, and in no event will the 2019 ARCA or the ARCA be considered to have been amended to give effect to the Compliance Terms.

ARTICLE 4

MISCELLANEOUS

Section 4.1	Credit Facility Document.

This consent constitutes a Credit Facility Document.

Section 4.2	Nature of Consent.

The terms of this consent are in addition to and, unless specifically provided for, shall not limit, restrict, modify, amend or release any of the understandings, agreements or covenants as set out in the ARCA or the 2020 Consent & Waiver. This consent shall not be construed as a waiver or consent to any further or future action on the part of the Borrower that would require a waiver or consent of the Lenders. Except as provided hereby, (i) the provisions of the ARCA and the 2020 Consent & waiver are and shall remain in full force and effect, and (ii) the Lenders have not agreed to forbear from enforcing any of their rights and remedies under the ARCA, the 2020 Consent & Waiver or otherwise.

(execution pages follow)

- 4 -	Methanex 2020 Consent #2

IN WITNESS WHEREOF the Agent Bank and Lenders have caused this consent and waiver to be executed by their respective officers thereunto duly authorized, as of the date first above written.

AGENT BANK:

ROYAL BANK OF CANADA

Per:	“Yvonne Brazier”

- 5 -	Methanex 2020 Consent #2

LENDERS:

ROYAL BANK OF CANADA

Per:	“Curtis Standerwick”

Methanex 2020 Consent #2

BANK OF MONTREAL

Per:	“Ben Rough”

Per:

Methanex 2020 Consent #2

BNP PARIBAS, ACTING THROUGH ITS CANADA BRANCH

Per:	“Rod O’Hara”

Per:	“Zainuddin Ahmed”

BNP PARIBAS, ACTING THROUGH ITS NEW YORK BRANCH

Per:	“Donna La Spina”

Per:	“Geraud Haissat”

Methanex 2020 Consent #2

MIZUHO BANK, LTD.

Per:	“Brad C. Crilly”

Per:

Methanex 2020 Consent #2

HSBC BANK CANADA

Per:	“Carlo Chavarri ”

Per:	“Angie Hall”

Methanex 2020 Consent #2

JPMORGAN CHASE BANK, N.A., TORONTO BRANCH

Per:	“Jeffrey Coleman”

Per:

Methanex 2020 Consent #2

EXPORT DEVELOPMENT CANADA

Per:	“Morgan Nixon”

Per:	“Mofor Fualah”

Methanex 2020 Consent #2

BANK OF AMERICA, N.A., CANADA BRANCH

Per:	“David Rafferty”

Per:

Methanex 2020 Consent #2

BANK OF NEW ZEALAND

Per:	“Matthew Warren Bremner Binns”

Per:	“Julie Condron”

Methanex 2020 Consent #2

Acknowledged and agreed this 29 day of September, 2020.

METHANEX CORPORATION

Per:	“Ian Cameron”

Per:	“Kevin Price”

Methanex 2020 Consent #2